Exhibit 3 Redline - ATS-N Part III Item 19(a)

Item 7(a): Order Types and Attributes

Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability); iii. order types designed not to remove liquidity (e.g., post-only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received; iv. order types that adjust their price as changes to the order book occur (e.g., price sliding orders or pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type; v. whether an order type is eligible for routing to other Trading Centers; vi. the time-in-force instructions that can be used or not used with each order type; vii. the circumstances under which order types may be combined with another order type, modified, replaced, canceled, rejected, or removed from the NMS Stock ATS; and viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity Broker Dealers (when using the ATS as Liquidity Seekers):

CODA Markets as CODA operates on an on-demand order-initiated, auction-based market structure offering three Auction Types, CODA MICRO, CODA BLOCK and CODA FUSE. Each Auction Type supports certain order types and may handle order types differently based on the Auction Type and capacity ("Liquidity Seeker" vs. "Liquidity Provider" as designated by FIX tag) in which an order is interacting on the ATS. Subscribers can review, complete and submit CODA's "Auction Order Handling Configuration Request Form" which provides an overview of CODA ATS order handling defaults for orders, conditional interests and firm up orders (all of which are also discussed extensively in Form ATS-N). Customized order handling can be requested via the form and the available options are also listed in Part III, Item 11.c of Form ATS-N. The form is available on the CODA website (www.codamarkets.com) and applies to non-FLARE eligible (non-routable) orders from Liquidity Seekers. Unless otherwise requested by a Subscriber when setting up their FLARE routing strategy, CODA Markets retains discretion on CODA ATS auction type and auction order handling configuration for Subscribers when using routable FLARE eligible strategies. CODA will discuss with the Subscriber and review any specific Participant requests regarding handling of their FLARE eligible (routable) order flow.

"Liquidity Seeker" orders and conditional interests participate on CODA by:

- Initiating on-demand auctions, or in the case of conditional interests, removing liquidity via the FUSE Auction type;

- Resting orders and/or conditional interests to participate in future auctions initiated by other Liquidity Seeker orders; and/or

- Liquidity Seeker orders (not conditional interests) using CODA's outbound order router, FLARE.

"Liquidity Provider" orders and Inbound IOIs participate on CODA by:

- Responding with orders to on-demand auctions initiated by Liquidity Seeker orders; and/or

- Resting Inbound Indications-of-Interests ("Inbound IOIs") in the CODA Book to participate in future CODA FUSE auctions

CODA MICRO accepts and handles the following order types from Liquidity Seekers:

- Limit

- Market

- Pegged (midpoint, primary, market). Peg Offset is allowed for primary and market pegged orders and discussed in detail in this item below.

- Resting - Resting orders reside in the CODA Order Book ("CODA Book") and allow Liquidity Seekers to interact with and execute against order flow from other Liquidity Seekers if the resting order provides executable liquidity to any of the auction types or matching protocols discussed in this document. Resting orders do not have priority over Liquidity Provider responses and are subject to the same price / size / time matching priority used in CODA MICRO auctions (see description in Part III, Item 11(c)). In other words, in CODA MICRO, if two resting orders have the same price and are on the same side, then the resting order with the larger quantity is awarded priority over the smaller resting order, up to the resting order's quantity. In a case where both price and size are equal, priority will be awarded to the resting order with the earlier time stamp of receipt. At CODA's discretion, resting orders can be deemed ineligible to interact with certain CODA MICRO auctions. For example, a Subscriber's negotiated fee for initiating and executing in CODA MICRO may be a rebate higher than the average negotiated fee charged to other Subscribers for resting orders in the CODA Book (see detail on Fees in Part III, Item 19). As a result, CODA Markets would be expected to pay a rebate to the initiating Subscriber that is of a greater amount than what it charged to the Subscriber resting in the CODA Book. Since CODA Markets would lose money on the trade, this is an example of why resting orders can be deemed ineligible for interaction in an initiating Subscriber's CODA MICRO auctions.

Conditional - Conditional liquidity from Liquidity Seekers is referred to as "Conditional Interests". Conditional interests and "firm up" orders do not initiate CODA MICRO auctions. Conditional interests allow Liquidity Seekers to provide liquidity to auctions initiated by other liquidity-seeking orders and remove liquidity upon receipt via CODA FUSE (see description in Part III, Item 11(c)). In CODA MICRO auctions, conditional interests and "firm up" orders are deemed a supplemental liquidity source and only trade with residual shares of an auction-initiating order once the CODA MICRO auction is complete. At that time, if an eligible CODA MICRO initiating order is executable against a contra conditional interest then the conditional interest is invited to firm up. Conditional interests may be entered as Market, Limit or Pegged. A conditional interest must be replaced with a firm (Market, Limit or Pegged) order prior to execution. The process of replacing conditional interests with firm orders, known as a "firm up", introduces latency to the execution process. As such, Liquidity Seekers may opt out of interacting with conditional interests and "firm up" orders. Additionally, CODA can opt out certain CODA FLARE-eligible orders of interacting with conditional interests as needed to achieve the execution goals of the specific FLARE strategy and to optimize performance. For example, the performance of certain FLARE strategies could be negatively impacted by the latency of the "firm up" process. CODA can peg Conditional interests to the midpoint of the NBBO by default at the request of the Liquidity Seeker. Conditional interests and firm ups that are tagged for CODA MICRO are eligible to receive invites from and provide liquidity to all other auction types, unless requested otherwise by the Subscriber.

CODA BLOCK accepts and handles the following Order Types from Liquidity Seekers:

- Market - Market orders are treated as market pegged orders.

- Limit Orders

- Pegged Orders - Market, primary and midpoint pegged orders are all accepted and are handled the same as pegged orders in CODA MICRO.

- Resting - Resting orders greater than or equal to 1,000 shares and residing in the CODA Book are eligible to interact with CODA BLOCK auctions. Resting orders are reserved as participating orders in a CODA BLOCK auction during the Phase 3 Auction Alert (see description of CODA BLOCK in Part III, Item 11 (c)).

Conditional - Conditional interests and "firm up orders" can only participate (not initiate) in CODA BLOCK auctions. Conditional interests sent to CODA BLOCK will remove liquidity using the CODA FUSE logic upon receipt (see description in Part III, Item 11(c)). Conditional interest invites will include an indication that the invite is for a CODA BLOCK auction. CODA BLOCK auction conditional interest invites will be sent to all eligible conditional interests in that symbol regardless of side, size and price of the initiating order. The CODA BLOCK invite does not indicate the explicit side, size or price of the initiating order, but instead echoes the information from the conditional interest of the Subscriber receiving the invite. Therefore, the CODA BLOCK invite is deemed to be symbol-only in nature. As with all participating orders, "firm up" orders submitted to a CODA BLOCK auction must be at least 1,000 shares to be eligible. "Firm up" orders must be Limit or Pegged Orders (Market orders will be rejected). Conditional interests whose "firm up" orders are submitted to a CODA BLOCK auction are treated with the same priorities and on the same basis as other participating orders. Due to the multilateral (potential for more than two counterparties to participate in a single auction with one print to the tape) matching rules of CODA BLOCK (discussed in detail in Part III, Item 11 (c)), conditional interests and their subsequent "firm up" orders may not participate in the allocation process due to their limit price, minimum fill quantity or other order instructions even following receipt of an invite. As a result of the symbol-only nature of the CODA BLOCK conditional interest invite, Subscribers may choose to not submit a "firm up" order. Any unfilled shares on a "firm up" order will be cancelled back to the Subscriber at the completion of the auction. Unless requested otherwise, conditional interests and firm ups that are tagged for CODA BLOCK are only eligible to receive invites from and provide liquidity to CODA BLOCK auctions.

CODA FUSE accepts and handles the following Order Types from Liquidity Seekers:

- Market - Market orders are treated as market pegged orders.

- Limit

- Pegged Orders - Market, primary and midpoint pegged orders are all accepted and are handled the same as pegged orders in CODA MICRO.

- Resting - Resting orders greater than or equal to 100 shares, or of at least $5,000 in in notional value, and tagged for CODA FUSE are eligible to provide liquidity to CODA FUSE auctions as well as all other auction types, unless requested otherwise by the Subscriber.

- Conditional - Conditional interests sent to CODA FUSE will, upon receipt, attempt to remove liquidity using the CODA FUSE auction type (discussed in detail in Part III, Item 11 (c)). If a trade opportunity is identified, an invite will be sent to the Liquidity Seeker, as well as other Liquidity Seekers whose conditional interests represent executable liquidity in the CODA FUSE auction. Conditional interest invites will include an indication that the invite is for a CODA FUSE auction. As with all participating orders from Liquidity Seekers, "firm up" orders submitted to a CODA FUSE auction must be at least 100 shares, or of at least $5,000 in notional value, to be eligible. Due to the multilateral (potential for more than two counterparties to participate in a single auction with one print to the tape) matching rules of CODA FUSE (discussed in detail in Part III, Item 11 (c)), conditional interests and their subsequent "firm up" orders may not participate in the allocation process due to their limit price, minimum fill quantity or other order instructions being incompatible even following receipt of an invite. Conditional interests and firm ups that are tagged for CODA FUSE are eligible to receive invites from and provide liquidity to all other auction types, unless requested otherwise by the Subscriber.

CODA MICRO, CODA BLOCK and CODA FUSE accept and handle Liquidity Provider orders as follows:

- All CODA auction types and matching protocols allow Liquidity Providers to generate firm IOC orders in response to liquidity-seeking order flow. When responding to CODA MICRO "price improvement auctions" and CODA BLOCK RFT/Auction Alerts, the Liquidity Provider responses remain tagged as IOC; however, eligible responses are paused for the full length of the auction in order for CODA to identify and complete the price discovery process (discussed in detail in Part III, Item 11 (c)).

- Liquidity Providers may send Pegged Orders (midpoint, market, primary). Peg Offset is allowed for primary and market pegged orders and discussed in detail later in this section.

- Liquidity Providers may send orders with discretion offset to provide additional price improvement to their orders. Discretion offset values may be no smaller than $0.01.

- At the completion of any CODA auction, unfilled Liquidity Provider responses are cancelled. Liquidity Providers may only enter orders when responding to an RFT/Auction Alert. All Liquidity Provider orders are treated as IOC and are not eligible for routing via FLARE. If Liquidity Providers send Day orders they will be treated as IOC as described above.

CODA FUSE accepts and handles Liquidity Provider conditional liquidity as follows:

- Conditional liquidity from Liquidity Providers is referred to as "Inbound IOIs".

- Inbound IOIs allow Liquidity Providers to express their CODA FUSE trading interests through non-executable messages that rest at CODA.

- Inbound IOIs and "firm up" orders may be entered as Limit or Pegged, with or without offset, similar to Liquidity Provider orders (discussed above).

- Inbound IOIs are required to contain symbol, side and size, and typically contain price instructions from the Liquidity Provider; however, if price is not present then CODA treats the Inbound IOI as a primary peg (or midpoint peg upon request).

- Similar to conditional interests, inbound IOIs are invited to "firm up" their inbound IOI with an order when CODA FUSE identifies a trade opportunity that includes the liquidity represented by the inbound IOI.

- Unlike conditional interests, inbound IOIs do not attempt to remove liquidity via CODA FUSE upon receipt, they only respond to invites.

- Inbound IOIs are not included in CODA MICRO and CODA BLOCK auctions.

Priority is determined by the matching engine logic and rules of engagement of each Auction Type as discussed in Part III, Item 11.

Any conditions affecting rank and/or price for execution are defined throughout this Item and in the Auction Type descriptions detailed in Part III, Item 11(c).

Orders (non-conditional) tagged for and directed to CODA BLOCK are only eligible to participate in CODA BLOCK auctions.

Day orders tagged for and directed to CODA MICRO or CODA FUSE are eligible to participate in CODA BLOCK auctions while resting in the CODA Book and of at least 1,000 shares.

Day orders tagged for and directed to CODA MICRO are eligible to participate in CODA FUSE auctions while resting in the CODA Book and of at least 100 shares or $5,000 in notional value.

Resting orders and conditional interests are defined as liquidity-providing order types. As a result, Liquidity Seekers using these order types may award price improvement to the contra side counterparty.

For purposes of this filing, CODA will refer to "remove liquidity" as initiating an auction and "adding liquidity/resting orders/post-only orders" as participating in auctions/responding orders. Subscribers wishing to trade on CODA strictly by participating in auctions initiated by other Subscribers may do so via the following means:

1) Participate via the Liquidity Provider FIX Specification and/or Inbound IOI FIX Specification

2) Nonmarketable orders by rule do not initiate auctions. Liquidity Seekers sending orders that are nonmarketable, defined by default as buy orders with a limit price less than or equal to NBB or sell orders with a limit price greater than or equal to NBO at the time of receipt, will not initiate auctions. Subscribers may also request to treat orders priced greater than NBB and less than NBO as nonmarketable. Based on Subscriber preference, nonmarketable Day orders may rest in the CODA Book to participate in future auctions or cancel back to the Subscriber.

3) Request a participate only (post-only) configuration. In this case, FIX tags are used on an order-by-order basis as order handling instructions for CODA.

4) Subscribers may instruct CODA to handle an order as a resting order via a custom time-in-force value (Tag 59 = A).

As previously discussed, CODA supports pegged orders from both Liquidity Seekers and Liquidity Providers. The supported pegged order types or execution instructions are:

- MIDPOINT - Midpoint pegged orders allow the Liquidity Seeker to use any of the auction types or matching protocols to source liquidity at the midpoint of the NBBO or better ("Midpoint Order"). CODA (with Subscriber approval and as described in Part III, Item 11(a)) identifies ~~an~~ a midpoint pegged order as a Midpoint Order in each CODA MICRO RFT/Auction Alert sent to the Liquidity Providers identifies an order as a Midpoint Order in each CODA MICRO RFT/Auction Alert sent to the Liquidity Providers (does not apply to CODA FUSE and CODA BLOCK auctions). When responding to auctions, a Liquidity Provider can send a Midpoint Pegged Order in response. Using both CODA's market data feed and the limit prices (if present) on the Subscribers' orders, CODA matches the Liquidity Seeker and Liquidity Provider(s) at the midpoint of the NBBO and prints to the TRF.

- MARKET - Market pegged orders allow Subscribers to instruct CODA to execute its order at the current market price. Market pegged orders maintain a limit price equal to the NBO for buy orders and a limit price equal to the NBB for sell/sell short orders.

- PRIMARY - Primary pegged orders allow the Subscribers to instruct CODA to execute its order at a limit price that is relative to the NBBO. Primary pegged orders maintain a limit price equal to the NBB for buy orders and a limit price equal to the NBO for sell/sell short orders. Non-marketable Liquidity Seeker primary pegged orders do not initiate auctions but instead they rest, eligible to participate in future auctions.

CODA supports peg offset instructions from both Liquidity Seekers and Liquidity Providers. Subscribers may add offset (at a value no less than $0.01 for stocks priced above $1.00) to market and primary pegged order instructions. This will maintain a limit price above or below the NBBO equal to offset value. Peg offset is supported on Primary and Market pegs only.

To provide price improvement to Liquidity Seekers via limit orders, Liquidity Providers can populate an additional FIX tag (discretion offset) in their response. This tag will identify the amount (numeric value) to which they are willing to provide price improvement beyond their limit price. When CODA matches a Liquidity Provider's order indicating a willingness to provide price improvement against a liquidity-seeking order, CODA's matching logic adds the value in that FIX tag to the limit price on the Liquidity Provider's order to calculate the final price for the trade. Liquidity Providers may provide price improvement instructions to limit orders based on their limit price (discretion offset) as well as offset to pegged orders based on the NBBO (peg offset).

Except for trading in stocks priced below $1.00, CODA does not accept orders with sub-penny values in the price tag; however, midpoint executions may occur at sub-penny values. Liquidity Seekers may instruct CODA to default orders to a midpoint pegged order type.

Pegged orders are treated the same as non-pegged orders in terms of priority.

CODA does not adjust limit prices or peg type based on NBBO or other market conditions.

Liquidity Providers' orders are not eligible for routing to other Trading Centers.

Liquidity Seekers' instruct CODA to route orders to other Trading Centers via FIX tags and as discussed with the Subscriber (verbally, in writing or both) during the onboarding process and ongoing support conversations. Both Day and IOC orders can be eligible for outbound routing. Custom time-in-force values (Tag 59 = 9, Tag 59 = B and 59 = A) in addition to the standard values for Day and IOC orders (Tag 59 = 0 and Tag 59 = 3) are supported by CODA. The custom TIF values instruct CODA to either route or not route orders on an order-by-order basis.

Subscribers interested in using custom TIF values can request information from CODA at any time.

All auction types allow time-in-force instructions of Day and IOC. A Day order is an order that automatically expires if it is not executed before the end of the trading day on which the order was entered. Subscribers can cancel Day orders at their discretion during the trading day.

An IOC order is an order that executes all or part immediately and automatically cancels any unfilled portion of the order. CODA handles IOC orders as follows:

Auction-initiating orders with time-in-force instructions of IOC survive for the length of the auction unless successfully cancelled by the Subscriber before the end of the auction.

Responding orders to CODA MICRO (Price Improvement Auction), CODA FUSE and CODA BLOCK with time-in-force instructions of IOC can survive for the length of the auction unless successfully cancelled by the Subscriber.

Liquidity Provider orders (non-conditional) are all treated as IOC. Time-in-force instructions of Day from Liquidity Provider orders will be accepted, but the order will still be treated as IOC.

All orders types can be modified to update price, quantity, order type (limit to market, or vice versa) and side (sell to sell short, or vice versa). Other modifications are not allowed. CODA BLOCK and CODA FUSE orders and/or conditional interests modified to reduce quantity will be rejected if the reduced quantity violates initiating or participation requirements.

All order types can be replaced with the allowed modifications identified above.

All order types can be cancelled at any time by the Subscriber including during a CODA auction, after a CODA auction, while an order is routing out via FLARE and while an order is resting at CODA or an away trading center. CODA will process cancel requests immediately upon receipt, but executions may occur before the cancel request is fully processed.

Order types may be rejected for several reasons including a violation of CODA's FIX specifications, Subscribers' risk limits (discussed in Part III, Item 2) or the product requirements of CODA's three auction types (discussed in detail in Part III, Item 11(c).

An order for one auction type cannot by modified or replaced to a different auction type.

Availability of order types is not determined by form of physical connectivity to CODA ATS. FIX sessions are, however, configured as either Liquidity Seeker or Liquidity Provider, not both. Subscribers wishing to act in the capacity of both a Liquidity Seeker and Liquidity Provider must do so over unique FIX sessions.

Subscribers using third party OMS/EMS vendors or algorithms to enter orders to CODA ATS may be limited with respect to entering orders into CODA based on the limitations of the third-party provider. For example, one EMS vendor may offer its clients pegging functionality while another EMS vendor does not.

Item 11(a): Trading Services, Facilities and Rules

Provide a summary of the structure of the NMS Stock ATS marketplace (_e.g.,_ crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

CODA, which is operated by CODA Markets, identifies and executes orders that can be matched or crossed in an agency capacity via CODA's on-demand, order-initiated auction matching protocols for all Reg NMS stocks. To address the varying liquidity needs and diverse workflows of its Participant base, CODA offers three auction types, CODA MICRO, CODA BLOCK and CODA FUSE, which are discussed individually and in detail below.

As described in Part II, Item 6(a) above, Apex is a software development company that provides certain hardware, software and data assistance to CODA Markets pursuant to the MSA. Apex provides CODA Markets licensed technology and software used to operate CODA. Apex is responsible for the maintenance and continued development of the technology and software. Apex will also provide operational and administrative support to CODA.

All three auction types, CODA MICRO, CODA BLOCK and CODA FUSE, utilize the on-demand, order-initiated auction market structure. Individual auctions are initiated by unique Liquidity Seeker orders. Only Liquidity Seeker orders deemed "marketable" upon receipt can initiate auctions. For purposes of auction initiation, "marketable" is defined as Buy orders priced greater than the national best bid and Sell/Sell Short orders priced less than the national best offer. Initiating orders are paused at CODA while the auction process occurs (the "Pause").

Once an auction is initiated, CODA sends "symbol-only" notifications, referred to as Request-for-Trades ("RFT") or Auction Alerts, to other Participants (both Liquidity Providers and other Liquidity Seekers depending on the Auction Type). The RFT/Auction Alert process serves as the auction call and is used to attract liquidity from other Participants that will potentially trade with the initiating liquidity-seeking order, as well as resting orders and conditional liquidity.

To minimize information leakage and protect initiating Liquidity Seekers' orders, the information included in RFT/Auction Alerts sent to Participants is limited to the ticker symbol from the initiating Liquidity Seekers' orders and, if applicable, the Liquidity Profile tier (as described in Part III, Item 13(a)). Form ATS-N and other CODA materials refer to this RFT/Auction Alert format as "symbol only." Participants will receive additional information related to the trading opportunity on RFT/Auction Alerts, including a commission amount to be assessed if a trade occurs, midpoint pegging instructions (not supported in CODA FUSE and CODA BLOCK) with Subscriber approval, and/or the duration of the auction type or matching engine logic for the corresponding auction (that is, the "Pause" or the auction order entry period, all as discussed in detail in Part III, Item 11 (c)). Exclusive to CODA MICRO and in order to provide Liquidity Seekers with additional flexibility, they can request in writing that CODA send RFT/Auction Alerts containing their full order detail (symbol, side, size and price) to one or more Liquidity Provider Participants instead of the default "symbol only" format. The Subscriber approval to communicate the midpoint pegging instruction on the RFT alert applies in instances where the Subscriber has indicated to its CODA sales coverage team that it wants all of its order transmitted through an applicable routing pathway to be handled as midpoint pegged orders. A Subscriber can also indicate (through communication with its sales coverage team) that it wants such orders to be handled as midpoint pegged in the CODA auction but that CODA should not indicate the midpoint pegged instruction on the RFT message. Midpoint pegged orders identified as such on a trade-by-trade basis (as opposed to being designated for all applicable orders through standing instructions) do not contain the midpoint pegged instruction on the RFT message unless the Subscriber affirmatively requests (through communications with CODA sales coverage personnel) that such instruction be communicated to Liquidity Providers on the RFT message.

RFT/Auction Alerts sent to Liquidity Providers indicate a required minimum response size based on auction type and as stated below:

-CODA MICRO indicates a minimum response size of 1 share.

-CODA BLOCK indicates a minimum response size of 1,000 shares.

-CODA FUSE indicates a minimum response size of 100 shares, or an amount less than 100 that would satisfy the $5,000 minimum notional value requirement and is calculated based on the midpoint of the NBBO at the time.

Liquidity Seekers can rest orders in the non-displayed CODA Book. To rest orders in the CODA Book, Liquidity Seekers send Day orders or use custom TIF values as discussed in Part III, Item 7. CODA auctions reserve orders from the CODA Book if and when the resting orders are executable in auctions initiated by other liquidity seeking orders. Orders resting in the CODA Book are referred to as "resting orders". Conditional interests also reside in the CODA Book. Unlike resting orders where the resting orders can participate in an auction with no further action by the Subscriber, Conditional interests are required to firm up in order to participate in an auction (discussed in detail in Part III, Item 9).